Filed Pursuant to Rule 433
Registration No. 333-160926

May 18, 2011

FINAL TERM SHEET

Dated May 18, 2011

CINTAS CORPORATION NO. 2

Issuer:	Cintas Corporation No. 2

Guarantors:	Cintas Corporation and the subsidiary guarantors

Description of Securities:	2.85% Senior Notes due June 1, 2016 (“Notes due 2016”)
4.30% Senior Notes due June 1, 2021 (“Notes due 2021”)

Principal Amount Offered:	Notes due 2016: $250,000,000
Notes due 2021: $250,000,000

Coupon:	Notes due 2016: 2.85% per annum
Notes due 2021: 4.30% per annum

Interest Payment Dates:	Semi-annually on June 1 and December 1, commencing December 1, 2011

Maturity:	June 1, 2016
June 1, 2021

Treasury Benchmark:	Notes due 2016: 2.000% due April 30, 2016
Notes due 2021: 3.125% due May 15, 2021

US Treasury Yield:	Notes due 2016: 1.851%
Notes due 2021: 3.176%

Spread to Treasury:	Notes due 2016: 100 basis points
Notes due 2021: 115 basis points

Re-offer Yield:	Notes due 2016: 2.851%
Notes due 2021: 4.326%

Initial Price to Public:	Notes due 2016: 99.995%
Notes due 2021: 99.789%

Underwriters Discount:	Notes due 2016: 0.600%
Notes due 2021: 0.650%

Proceeds, before expenses, to us:	Notes due 2016: 99.395%
Notes due 2021: 99.139%

Optional Redemption:	Notes due 2016: Make-whole Spread: 15 basis points
Notes due 2021: Make-whole Spread: 20 basis points

Offer to Repurchase:

Upon the occurrence of both (i) a change of control of Cintas and (ii) a downgrade of the notes below an investment grade rating by each of Moody’s Investors Service, Inc. and Standard & Poor’s Ratings Services within a specified period, Cintas will be required to make an offer to purchase the notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase.

Minimum Denomination:	$1,000 and integral multiples of $1,000

Expected Settlement Date:	May 23, 2011 (T+3)

CUSIP:	Notes due 2016: 17252MAJ9
Notes due 2021: 17252MAK6

ISIN:	Notes due 2016: US17252MAJ99
Notes due 2021: US17252MAK62

Joint Book-Running Managers:	KeyBanc Capital Markets Inc. J.P. Morgan Securities LLC

Co-Managers:	PNC Capital Markets LLC U.S. Bancorp, Investments, Inc.

The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to revision or withdrawal at any time by Moody’s Investors Service, Inc. and Standard and Poor’s Ratings Services. Each of the security ratings above should be evaluated independently of any other security rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling KeyBanc Capital Markets Inc. at (866) 227-6479 or J.P. Morgan Securities LLC at (212) 834-4533.